Exhibit 99.1

Sogou Announces IPO Underwriters’ Exercise of Over-Allotment Option

Beijing — November 30, 2017 — Sogou Inc. (“Sogou” or the “Company”) (NYSE: SOGO), an innovator in search and a leader in China’s Internet industry, today announced that the underwriters of the Company’s initial public offering (the “IPO”) have exercised their over-allotment option to purchase an additional 5,643,856 American depositary shares (“ADSs”), each representing one Class A Ordinary Share of the Company.  Pursuant to terms of the over-allotment option, the underwriters purchased the additional ADSs from the Company for the IPO price of US$13.00 per ADS, less an underwriting discount and commission of US$0.65 per ADS, or a net price of US$12.35 per ADS.

Total proceeds to the Company from ADSs sold in the IPO, including the 45,000,000 ADSs sold initially and the 5,643,856 ADSs sold pursuant to the over-allotment option, were approximately US$625,450,000, after deducting underwriting discounts and commissions but before deducting offering expenses payable by the Company.

J.P. Morgan, Credit Suisse, Goldman Sachs, and CICC acted as joint bookrunners for the IPO and as the representatives of the underwriters.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: zhengyan@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com